SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

8 December 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	08-Dec-2004 17:34:24
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Payment of Special Dividend and Notice of Books Closure

Description

PROPOSED DISTRIBUTION OF $306 MILLION
PAYMENT OF SPECIAL DIVIDEND AND NOTICE OF BOOKS CLOSURE

December 8, 2004 - SembCorp Industries ("SCI") refers to SembCorp Logistics' ("SCL") announcements on October 11, 2004 on its proposed total distribution of $1.0 billion to its shareholders (the SCL distribution), comprising $750 million in special dividend and $250 million in capital reduction and on December 6, 2004 on its payment of special dividend comprising a gross dividend of $202.91 million (net: $162.33 million) and a one tier tax exempt dividend of $587.67 million.

SCI has a 60.87% interest in SCL. Assuming that none of the SCL options are exercised, SCI is expected to receive from SCL a total distribution of $609 million. Of the special dividend declared by SCL, SCI will receive special gross dividend of $123 million (net: $99 million) and $358 million one tier tax exempt special dividend. The total special dividend to be received by SCI on January 4, 2005 is $481 million (net: $457 million).

PROPOSED DISTRIBUTION BY SCI TO SHAREHOLDERS

SCI is pleased to announce that its Board has decided to distribute approximately $306 million to SCI Shareholders (the "SCI Distribution"). This represents approximately 50% of the total SCL Distribution (special dividend and proposed capital reduction) to be received from SCL.

The proposed SCI Distribution of $306 million comprises the following:

(a) a special gross dividend of $114 million (net dividend $ 91million) and;
(b) a capital reduction of $215 million.

Payment of Special Dividend
The Board is pleased to declare a special gross dividend of $114 million, which after deducting 20 per cent income tax of approximately $23 million, would result in a net dividend payment of $91 million.

The dividend will be fully franked by the Company's existing Section 44 tax credits for the benefit of shareholders.

As at the date of this announcement, the Company's issued and paid-up share capital is 1,824,384,560 ordinary shares with a par value of $0.25 each, and there are 38,732,097 outstanding options exercisable into ordinary shares pursuant to the Company's Employees' Share Option Plan.

Assumed no options are exercised into ordinary shares between the date of this announcement and the Books Closure Date (BCD), the gross and net special dividend will be 6.25 cents and 5 cents per ordinary share respectively. The dividend amount payable per share will be determined after the BCD and disclosed to Shareholders in the dividend vouchers.

The special dividend will be paid on January 7, 2005.

Capital Reduction
Details of the proposed capital reduction and distribution of approximately $215 million to SCI shareholders will be announced at a later date.

NOTICE OF BOOKS CLOSURE DATE FOR PAYMENT OF SPECIAL DIVIDEND

Notice is hereby given that the Register of Members and the Transfer Books of the Company will be closed from December 27, 2004 after 5.00 p.m. to December 28, 2004, for the preparation of dividend warrants. The Register of Members and the Transfer Books will re-open on December 29, 2004. Duly completed registered transfers of ordinary shares of S$0.25 each in the capital of the Company received by the Company's Share Registrar, M&C Services Pte Ltd, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 before 5.00 p.m. on December 27, 2004 (Books Closure Date), will be registered in the Register of Members of the Company to determine shareholders' entitlements to the Special Dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP), the special dividend will be paid by the Company to CDP which will, in turn distribute the entitlements to the special dividend to CDC account holders in accordance with its normal practice.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
December 8, 2004

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